Exhibit 99.1

Gazit-Globe Press Release Q3

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Third Quarter 2014 Financial Results

FFO per share grew by 3%; Dividend increase of 2.2% for 2015

The Group Liquidity Totaled NIS 11.4 billion; Net debt to total assets (LTV) declined to 51.5%,

Compared to 55.3% as of September 30, 2013

TEL-AVIV, ISRAEL; November 25, 2014 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world’s leading multi-national real estate companies focused on the acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the three months and nine months ended September 30, 2014.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter decreased by 2% to NIS 840 million (US$ 227 million) compared to the NIS 854 million (US$ 231 million) in same quarter last year. Excluding exchange rate fluctuations, NOI increased by 2% compared to the same quarter last year

•	FFO for the quarter increased by 2% to NIS 150 million (US$ 41 million), or NIS 0.85 per share (US$ 0.23), compared to NIS 147 million (US$ 40 million), or NIS 0.83 per share (US$ 0.22), in the same quarter last year

•	Investments during the quarter totaled NIS 1.1 billion (US$ 0.3 billion). The group also recycled capital from the divestment of non-core assets in the amount of NIS 1.3 billion (US$ 0.36 billion). (Assuming consolidation of jointly controlled companies that are presented according to the equity method, total investments equaled NIS 1.2 billion (US$ 0.32 billion), and divestment of non-core assets totaled NIS 1.4 billion (US$ 0.38 billion))

•	Same Property NOI for the period, excluding the effect of changes in exchange rates, grew by 1.7% compared to same period last year

•	Occupancy rate as of September 30, 2014 increased to 95.6%, compared to occupancy rate of 95.0% as of December 31, 2013, and 95.0% as of September 30, 2013

•	Shareholders’ equity as of September 30, 2014 totaled NIS 7,853 million (US$ 2,125 million), or NIS 44.6 per share (US$ 12.07), compared to NIS 7,802 million (US$ 2,112 million), or NIS 44.4 per share (US$ 12.02), as of December 31, 2013, and to NIS 7,984 million (US$ 2,161 million), or NIS 45.4 per share (US$ 12.29), as of September 30, 2013

•	EPRA NAV per share as of September 30, 2014 was NIS 58.3 (US$ 15.78) compared to NIS 57.9 per share (US$ 15.67) as of December 31, 2013, and NIS 58.2 per share (US$ 15.75) as of September 30, 2013

•	As of September 30, 2014, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 11.4 billion (US$ 3.1 billion) of which NIS 3.3 billion (US$ 0.9 billion) is at the Company level. A jointly controlled company (Atrium) has an additional NIS 1.2 billion (US$ 0.3 billion) in cash

•	As of June 30, 2014, net debt to total assets (LTV) was 51.5%, compared to 55.1% as of December 31, 2013, and 55.3% as of September 30, 2013

•	The Company’s Board of Directors declared a dividend policy for 2015 of a minimum quarterly dividend payment of NIS 0.46 per share, representing an annualized dividend of NIS 1.84 per share, to be distributed as of the first quarter of 2015, representing growth of 2.2% over the 2014 dividend

Roni Soffer, President of Gazit-Globe: “We conclude a positive quarter characterized by operational improvements. Year to date, we have continued to execute our strategy focusing on improving the quality of our portfolio, recycling capital, selling non-core assets, raising debt and equity, and reducing our LTV at the Group level. These results have enabled us to increase our dividend distribution for the 16th consecutive year.”

Financial highlights for third quarter 2014:

•	Rental income decreased by 4% to NIS 1,201 million compared to NIS 1,251 million in the third quarter 2013. Excluding the effect of changes in exchange rates, rental income remained stable compared to the third quarter 2013

•	NOI for the quarter decreased by 2% to NIS 840 million compared to NIS 854 million in same quarter last year. Excluding the effect of changes in exchange rates, NOI increased by 2% compared to same quarter last year

•	FFO for the quarter increased by 2% to NIS 150 million, or NIS 0.85 per share, compared to NIS 147 million, or NIS 0.83 per share, in the same quarter last year

•	Net loss attributable to the Company’s shareholders totaled NIS 13 million, or NIS 0.08 per share, compared to Net Income of NIS 314 million, or NIS 1.78 per share, in the third quarter 2013. The loss resulted mainly from marking-to-market financial derivatives (mostly currency swaps) compared to the same quarter last year. In addition, in the same quarter last year a one-time profit was recorded from bargain purchase of Atrium’s shares

•	Occupancy rate as of September 30, 2014 increased to 95.6%, compared to occupancy rate of 95.0% as of December 31, 2013 and 95.0% as of September 30, 2013. Occupancy rate as of September 30, 2014 was 95.3% in North America, 96.2% in Europe and 97.7% in Israel

•	The fair value gain from investment property and investment property under development was NIS 88 million compared to NIS 119 million in the third quarter 2013

•	Shareholders’ equity as of September 30, 2014 totaled NIS 7,853 million, or NIS 44.6 per share, compared to NIS 7,802 million, or NIS 44.4 per share, as of December 31, 2013, and to NIS 7,984 million, or NIS 45.4 per share, as of September 30, 2013

•	Cash flow from operating activities totaled NIS 265 million, compared to NIS 407 million in the third quarter 2013

Financial highlights for the first nine-months of 2014:

•	Rental income decreased by 6% to NIS 3,654 million compared to NIS 3,877 million in the same period of 2013 Excluding the effect of changes in exchange rates, rental income remained stable compared to the same period of 2013

•	NOI decreased by 4% to NIS 2,489 million compared to NIS 2,602 million in the same period of 2013. Excluding the effect of changes in exchange rates, NOI increased by 1% compared to the same period of 2013

•	Same-property NOI for the first nine-months of 2014, excluding the effect of changes in exchange rates, grew by 1.7%, resulting from an increase of 2.2% in the same-property NOI from North America, a 1.3% increase in same-property NOI from Europe and a 1.0% increase in same-property NOI from Israel

•	FFO increased by 6% to NIS 463 million, or NIS 2.63 per share, compared to NIS 438 million, or NIS 2.58 per share, in the same period of 2013. The number of outstanding shares grew by 4% between the periods

•	Net income attributable to the Company’s shareholders totaled NIS 290 million, or NIS 1.63 per share, compared to NIS 703 million, or NIS 4.13 per share, in the same period of 2013. The loss resulted for the same reason mentioned in the quarter highlights.

•	Cash flow from operating activities totaled NIS 722 million, compared to NIS 550 million in the same period of 2013

Acquisition, Development, Redevelopment and Capital Recycling Activities:

•	During the first nine-months of 2014, the Group invested NIS 2.4 billion including 5 income-producing properties totaling 78 thousand square meters and adjacent land parcels for future development in a total amount of NIS 1.3 billion as well as NIS 1.1 billion in new development and redevelopment projects

•	During the first nine-months of 2014, the group sold non-core properties for a total amount of NIS 2.0 billion. (Assuming consolidation of jointly controlled companies that are presented according to the equity method, divestiture of non-core assets totaled NIS 2.4 billion)

•	As of September 30, 2014, the Group had 10 properties under development with a gross leasable area of 204 thousand square meters and a total investment of NIS 1.7 billion, and 24 properties under redevelopment with a gross leasable area of 371 thousand square meters and a total investment of NIS 4.2 billion. The additional cost to complete the properties under development and redevelopment totals NIS 2.0 billion

•	During the first nine-months of 2014, ProMed Properties sold 12 medical office building for $405 million pre-tax and transaction costs.

•	During the quarter, Gazit-Globe’s wholly owned subsidiary, Gazit Brasil, acquired the “Top Center Shopping” property in Sao Paulo, Brazil for approximately R$ 145 million (US$ 65 million)

•	During the first nine-months of 2014, Gazit-Globe’s wholly owned subsidiary, Gazit Germany, sold one property for 42 million euro, and entered into an agreement to sell two additional properties for 51 million euros, subject to the fulfillment of certain closing conditions

Financing Activities:

•	During the first nine-months of 2014, the Group raised NIS 2.2 billion in equity. In addition, the Group raised approximately NIS 2.1 billion through debenture offerings

•	The average cost of debt during the first nine-months of 2014 was 4.7%, compared to 5.0% in the same period of 2013

•	The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.45 per share payable on December 29, 2014 to shareholders of record as of December 15, 2014, which represents an annualized projected dividend per share of NIS 1.80

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, November 25, 2014 at 5:00 pm Israel Time / 3:00 pm Central European Time / 10:00 am Eastern Time, to review the third quarter 2014 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1877 280 2342 (U.S./Canada) or 0800 279 4992 (U.K.) or +44 (0) 20 3427 1917 (International) or 1809 212 925 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 5382721)

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit-Globe owns and operates 540 properties in more than 20 countries, with a gross leasable area of approximately 6.4 million square meters and a total value of approximately US$ 21 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000 / New York Office, Tel: +1 212 897 9741

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our third quarter 2014 financial Report. For our third quarter 2014 financial Report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2014	*)2013	2013
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,993	748	1,018
Short-term deposits and loans	376	752	504
Marketable securities	112	161	100
Financial derivatives	23	92	39
Trade receivables	584	695	689
Other accounts receivable	315	258	302
Inventory of buildings and apartments for sale	657	688	692
Income taxes receivable	56	15	19

	4,116	3,409	3,363
Assets classified as held for sale	1,404	573	611

	5,520	3,982	3,974

NON-CURRENT ASSETS
Equity-accounted investees	6,130	5,909	5,907
Other investments, loans and receivables	512	828	659
Available-for-sale financial assets	647	349	435
Financial derivatives	745	1,191	769
Investment property	53,310	53,836	53,309
Investment property under development	2,468	2,470	2,479
Non-current inventory	4	23	23
Fixed assets, net	162	164	160
Intangible assets, net	103	113	106
Deferred taxes	98	183	106

	64,179	65,066	63,953

	69,699	69,048	67,927

*)	Restated and Retrospectively adjusted, see Notes 2f and 8.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2014	*)2013	2013
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	383	286	257
Current maturities of non-current liabilities	2,851	2,308	2,914
Financial derivatives	61	44	32
Trade payables	849	906	940
Other accounts payable	1,306	1,263	1,272
Advances from customers and buyers of apartments	281	284	267
Income taxes payable	118	30	32

	5,849	5,121	5,714
Liabilities attributed to assets held for sale	72	54	73

	5,921	5,175	5,787

NON-CURRENT LIABILITIES
Debentures	23,287	22,218	22,231
Convertible debentures	1,238	1,283	1,221
Interest-bearing loans from financial institutions and others	10,476	14,037	12,692
Financial derivatives	83	180	169
Other liabilities	179	207	198
Deferred taxes	3,471	3,333	3,276

	38,734	41,258	39,787

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	229	229	229
Share premium	4,297	4,289	4,288
Retained earnings	5,213	5,012	5,160
Foreign currency translation reserve	(1,974)	(1,680)	(2,000)
Other reserves	109	155	146
Loans to purchase shares **)	—	—	—
Treasury shares	(21)	(21)	(21)

	7,853	7,984	7,802
Non-controlling interests	17,191	14,631	14,551

Total equity	25,044	22,615	22,353

	69,699	69,048	67,927

*)	Restated and Retrospectively adjusted, see Notes 2e, 2f and 8.
**)	Represents an amount of less than NIS 1 million.

CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	**)2013	2014	**)2013	2013
	NIS in millions (except for per share data)
Rental income	3,654	3,877	1,201	1,251	5,146
Property operating expenses	1,165	1,275	361	397	1,689

Net operating rental income	2,489	2,602	840	854	3,457

Revenues from sale of buildings, land and construction work performed	1,014	1,275	411	348	1,672
Cost of buildings sold, land and construction work performed	1,278	1,211	427	335	1,688

Gross profit (loss) from sale of buildings, land and construction work performed	(264)	64	(16)	13	(16)

Total gross profit	2,225	2,666	824	867	3,441
Fair value gain from investment property and investment property under development, net	354	*)526	88	*)119	962
General and administrative expenses	(442)	*)(450)	(146)	*)(142)	(610)
Other income	8	187	3	180	218
Other expenses	(49)	(55)	(28)	(1)	(74)
Company’s share in earnings of equity-accounted investees, net	199	166	87	61	149

Operating income	2,295	3,040	828	1,084	4,086
Finance expenses	(1,483)	(1,732)	(591)	(579)	(2,185)
Finance income	254	378	30	74	549

Income before taxes on income	1,066	1,686	267	579	2,450
Taxes on income	252	162	66	19	265

Net income	814	1,524	201	560	2,185

Attributable to:
Equity holders of the Company	290	703	(13)	314	927
Non-controlling interests	524	821	214	246	1,258

	814	1,524	201	560	2,185

Net earnings (loss) per share attributable to equity holders of the Company:
Basic net earnings (loss)	1.65	4.14	(0.08)	1.78	5.41

Diluted net earnings (loss)	1.63	4.13	(0.08)	1.78	5.35

*)	Reclassified, refer to Note 2d.
**)	Restated and Retrospectively adjusted, see Notes 2e, 2f and 8.

FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 9 months ended September 30,		For the 3 months ended September 30,		For the year ended December 31
	2014	2013	2014	2013	2013
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	290	*)703	(13)	*)314	*)927

Adjustments:
Fair value gain from investment property and investment property under development, net	(354)	**)(526)	(88)	**)(119)	**)(962)
Capital loss on sale of investment property	48	39	29	(1)	52
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(156)	(292)	62	(46)	(435)
Adjustments with respect to equity-accounted investees	62	6	(2)	2	60
Loss from decrease in interest in investees	1	10	—	—	11
Deferred taxes and current taxes with respect to disposal of properties	245	*)153	47	*)17	*)262
Gain from bargain purchase	—	(173)	—	(173)	(173)
Acquisition costs recognized in profit or loss	5	5	2	3	10
Loss from early redemption of interest-bearing liabilities and financial derivatives	135	145	70	—	142
Non-controlling interests’ share in above adjustments	(6)	*)116	(31)	**)22	*)375

Nominal FFO	270	186	76	19	269

Additional adjustments:
CPI and exchange rate linkage differences	13	163	28	107	152
Depreciation and amortization	11	12	3	4	16
Adjustments with respect to equity-accounted investees	(3)	14	13	(5)	27
Other adjustments(1)	172	**)*)63	30	**)22	**)121

FFO according to the management approach	463	438	150	147	585

FFO according to the management approach per share (in NIS)	2.63	2.58	0.85	0.83	3.42

FFO according to the management approach per share (diluted) (in NIS)	2.63	2.58	0.85	0.83	3.41

Number of shares used in the basic FFO per share calculation (in thousands)(2)	175,910	169,518	175,978	175,785	171,103

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	176,013	169,754	176,080	176,024	171,413

*)	Restated, (refer to section 1.4 above) and retrospectively adjusted for implementation of a clarification to IAS 12, refer to Notes 2e, 2f and 8 to the financial statements.
**)	Reclassified, refer to Note 2d to the financial statements.
1)	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, non-recurring expenses relating to termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property (including the results of Dori Group), as well as internal leasing costs (mainly salary) incurred in the leasing of properties.
2)	Weighted average for the period.